UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

Impinj, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

453204109
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453204109	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,366,735

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,366,735

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,366,735

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 453204109	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,366,735

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,366,735

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,366,735

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 453204109	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH V Entrepreneurs Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,366,735

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,366,735

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,366,735

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 453204109	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,366,735

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,366,735

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,366,735

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON*
OO

CUSIP No. 453204109	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Keith Crandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
405

	6	SHARED VOTING POWER
1,366,735

	7	SOLE DISPOSITIVE POWER
405

	8	SHARED DISPOSITIVE POWER
1,366,735

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,367,140

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 453204109	13G	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clinton Bybee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,417

	6	SHARED VOTING POWER
1,366,735

	7	SOLE DISPOSITIVE POWER
4,417

	8	SHARED DISPOSITIVE POWER
1,366,735

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,371,152

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 453204109	13G	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Nelsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
417

	6	SHARED VOTING POWER
1,366,735

	7	SOLE DISPOSITIVE POWER
417

	8	SHARED DISPOSITIVE POWER
1,366,735

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,367,152

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 453204109	13G	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven Lazarus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
405

	6	SHARED VOTING POWER
1,366,735

	7	SOLE DISPOSITIVE POWER
405

	8	SHARED DISPOSITIVE POWER
1,366,735

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,367,140

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 453204109	13G	Page 10 of 14 Pages

Item 1(a).	Name of Issuer

Impinj, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices

400 Fairview Avenue North, Suite 1200, Seattle, WA 98109.

Item 2(a).	Name of Person Filing

ARCH Venture Fund V, L.P. ("ARCH Venture Fund V"); ARCH Venture Partners V, L.P. ("AVP V LP"); ARCH V Entrepreneurs Fund, L.P. ("AEF V"); ARCH Venture Partners V, LLC ("AVP V LLC") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Steven Lazarus ("Lazarus"), Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "Managing Directors" and individually, each a "Managing Director").  The Reporting Entities and the Managing Directors collectively are referred to as the "Reporting Persons".

Item 2(b).	Address of Principal Business Office or, if none, Residence

8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631

Item 2(c).	Citizenship

ARCH Venture Fund V, AVP V LP and AEF V are limited partnerships organized under the laws of the State of Delaware. AVP V LLC is a limited liability company organized under the laws of the State of Delaware.  Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

453204109.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

ARCH Venture Fund V is the record owner of 1,357,816 shares of Common Stock and AEF V is the record owner of 8,919 shares of Common Stock (collectively, the "Record Shares") as of December 31, 2017.  AVP V LP, as the sole general partner of ARCH Venture Fund V and AEF V, may be deemed to beneficially own the Record Shares.  AVP V LLC, as the sole general partner of AVP V LP and AEF V, may be deemed to beneficially own the Record Shares.  As managing directors of AVP V LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares.  In addition, as of December 31, 2017, Nelsen is the holder of 417 shares of Common Stock, Crandell and Lazarus are holders of 405 shares of Common Stock, and Bybee is the holder of 4,417 shares of Common Stock.

(b)	Percent of class:

In the aggregate, the Reporting Persons beneficially own 6.5% of the outstanding shares of common stock of the Issuer, based upon 20,958,313 shares of common stock outstanding as of October 31, 2017 reported on the Company's Form 10-Q filed on November 9, 2017.

CUSIP No. 453204109	13G	Page 11 of 14 Pages

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

See line 5 of the cover sheets.

(ii)   Shared power to vote or to direct the vote:

See line 6 of the cover sheets.

(iii)  Sole power to dispose or to direct the disposition:

    See line 7 of the cover sheets.

(iv)  Shared power to dispose or to direct the disposition:

    See line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 453204109	13G	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 2, 2018

ARCH VENTURE FUND V, L.P.

By: ARCH Venture Partners V, L.P.
its General Partner

By: ARCH Venture Partners V, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH V ENTREPRENEURS FUND, L.P.

By: ARCH Venture Partners V, L.P.
its General Partner

By: ARCH Venture Partners V, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE PARTNERS V, L.P.

By: ARCH Venture Partners V, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE PARTNERS V, LLC

By: *
Keith Crandell
Managing Director

*
Keith Crandell

*
Robert Nelsen

*
Clinton Bybee

*
Steven Lazarus

* By: /s/ Mark McDonnell
Mark McDonnell as
Attorney-in-Fact

This Amendment No. 2 to Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 453204109	13G	Page 13 of 14 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Impinj, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 2, 2018	ARCH VENTURE FUND V, L.P.

By: ARCH Venture Partners V, L.P.
its General Partner

By: ARCH Venture Partners V, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE PARTNERS V, L.P.

By: ARCH Venture Partners V, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE PARTNERS V, LLC

By: *
Keith Crandell
Managing Director

*
Keith Crandell

*
Robert Nelsen

*
Clinton Bybee

*
Steven Lazarus

* By: /s/ Mark McDonnell
Mark McDonnell as
Attorney-in-Fact

This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 453204109	13G	Page 14 of 14 Pages

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of June, 2004.

ARCH VENTURE FUND V, L.P.

By: ARCH Venture Partners V, L.P.
its General Partner

By: ARCH Venture Partners V, LLC
its General Partner

By: /s/ Keith Crandell
Managing Director

ARCH V ENTREPRENEURS FUND, L.P.

By: ARCH Venture Partners V, L.P.
its General Partner

By: ARCH Venture Partners V, LLC
its General Partner

By: /s/ Keith Crandell
Managing Director

ARCH VENTURE PARTNERS V, L.P.

By: ARCH Venture Partners V, LLC
its General Partner

By: /s/ Keith Crandell
Managing Director

ARCH VENTURE PARTNERS V, LLC

By: /s/ Keith Crandell
Managing Director

/s/ Steven Lazarus
Steven Lazarus

/s/ Keith Crandell
Keith Crandell

/s/ Robert Nelsen
Robert Nelsen

/s/ Clinton Bybee
Clinton Bybee